Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,		Years Ended December 31,
(in millions, except ratios)	2008	2007	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before provision for income taxes and extraordinary item	$64.5	$79.8	$119.8	$163.0	$81.5	$60.7	$135.3
Add:
Fixed charges	25.0	15.3	23.7	16.4	21.0	16.9	13.3

Total earnings	$89.5	$95.1	$143.5	$179.4	$102.5	$77.6	$148.6

Fixed charges:
Interest expense, net	$22.2	$13.2	$21.0	$13.0	$15.0	$11.0	$8.4
Preferred stock dividends	—	0.1	0.1	1.5	3.4	3.8	2.8
Rental interest factor	2.8	2.0	2.6	1.9	2.6	2.1	2.1

Total fixed charges	$25.0	$15.3	$23.7	$16.4	$21.0	$16.9	$13.3

Ratio of earnings to fixed charges	3.6:1	6.2:1	6.1:1	10.9:1	4.9:1	4.6:1	11.2:1